                                                                     EXHIBIT 2.1


                          AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger ("Agreement") is made this19th day of April, 2000 ("Execution Date"), by and among Kaire Holdings, Incorporated, a Delaware corporation (the "Acquiror") with its principal place of business located at 7348 Bellaire Avenue, North Hollywood, California 91605, Kaire Holdings Acquisition Corp., a California corporation that is a wholly-owned subsidiary of Acquiror ("Newco"), Classic Care, Inc., a California corporation doing business as Classic Care Pharmacy (the "Company") and Steven Oscherowitz and Sarit Rubenstein (the "Company Shareholders")

                                R E C I T A L S:

WHEREAS, the Board of Directors of Newco and the Company deem advisable and in the best interests of their respective shareholders the merger of Newco with and into the Company (the "Merger"), upon the terms and conditions set forth herein and in accordance with Sections 1100 through 1107 of the California Corporations Code (the "Corporations Code") (the Company and Newco being hereinafter sometimes referred to as the "Constituent Corporations" and the Company following the effectiveness of the Merger being hereinafter sometimes referred to as the "Surviving Corporation");

WHEREAS, the Company Shareholders own, beneficially and of record, all of the outstanding capital stock of the Company, in the amounts set forth opposite each Company Shareholder's name of Exhibit A attached hereto (the "Percentages");

WHEREAS, each of the Acquiror, Newco and the Company intend that, for federal income tax purposes, the merger contemplated hereunder will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder and any successor thereto.

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements set forth herein and in reliance upon the representations and warranties contained herein, the parties hereto covenant and agree as follows:

                                   ARTICLE 1.
                                   THE MERGER

1.1 The Merger. Upon the terms and conditions hereinafter set forth and in accordance with the California Corporations Code, at the Effective Time (defined below), Newco shall be merged with and into the Company and thereupon, the separate existence of Newco shall cease and the Company, as the Surviving Corporation, shall continue to exist under and be governed by the California Corporations Code.

1.2 Filing. Subject to and as promptly as practicable after satisfaction or waiver of the conditions set forth in Section 6 hereof, and after there has been filed on behalf of Newco pursuant to the California Bank and Corporation Tax Law a certificate of satisfaction of the State Franchise Tax Board that all taxes imposed by said law have been paid or secured, the Surviving Corporation will cause an officers' certificate from each of the Constituent Corporations setting forth the information required by Section 1103 of the California Corporations Code and in substantially the form of Exhibit A attached hereto (the "Merger Certificate"), to be executed and filed along with an executed copy of this Agreement with the Secretary of State of the State of California, as provided in
Section 1103 of the California Corporations Code.

1.3 Effective Time of the Merger. The Merger shall become effective immediately upon the filing of an executed copy of this Agreement with the Secretary of State of the State of California in accordance with Section 1103 of the California Corporations Code. The date and time of such filing is sometimes hereinafter referred to as the "Effective Time."

1.4 Articles of Incorporation and Bylaws. Upon the effectiveness of the Merger, the Articles of Incorporation and Bylaws of the Company in effect on the date hereof shall be the Articles of Incorporation and Bylaws, respectively, of the Surviving Corporation.

1.5 Directors and Officers. The persons who are the directors and officers of Newco immediately prior to the Effective Time shall, as of the Effective Time, serve as the directors and officers, respectively, of the Surviving Corporation until their respective successors have been duly elected and qualified in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

                                   ARTICLE 2.
                      CONVERSION OF AND PAYMENT FOR STOCK

2.1 Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each issued and outstanding share of the Company's common stock (the "Company Shares") shall be converted into the right to receive from Acquiror (i) $100.00, in cash (the "Cash Payment"), and (ii) 1,550 shares of the common stock of Acquiror (the "Merger Shares") (the Cash Payment and the Merger Shares are sometimes collectively referred to as the "Merger Consideration.")

(b) Each issued and outstanding share of Newco shall be converted into one validly issued, fully-paid and non-assessable share of common stock of the Surviving Corporation.

2.2  Payments; Escrow.

(a) on the Execution Date, Acquiror shall pay to the Company Shareholders, in accordance with the Percentages, $300,000, in cash, which shall be non-refundable in the event that the Merger is not consummated by June 1, 2000 (the "Drop Dead Date") as a result solely of a failure by Acquiror to perform any of its covenants or obligations hereunder; provided that the amount so paid shall be credited against the Cash Payment in the event the Merger is consummated;

(b) by the close of business on May 1, 2000, Acquiror shall pay to the Company Shareholders, in accordance with the Percentages, $200,000, in cash, which shall be non-refundable in the event that the Merger is not consummated by the Drop Dead Date as a result solely of a failure by Acquiror to perform any of its covenants or obligations hereunder; provided that the amount so paid shall be credited against the Cash Payment in the event the Merger is consummated;

(c) at the Effective Time, Acquiror shall deposit $500,000, in cash (the "Balance Payment"), into a mutually acceptable, interest-bearing escrow account (the "Escrow Account"), subject to the terms and provisions of an escrow agreement in substantially the same form as Exhibit B attached hereto (the "Escrow Agreement"), which funds, together with all interest earned thereon, shall be released to the Company Shareholders, in accordance with the Percentages (i) $250,000 on July 17, 2000, plus interest earned thereon, and (ii) $250,000 on October 15, 2000, plus all interest earned thereon.


(d) at the Effective Time, Acquiror shall issue to the Company Shareholders, in accordance with the Percentages, two-thirds of the Merger Shares, or 10,333,333 shares (the "Closing Shares"), issuable pursuant to Section 2.1 hereof, and the remaining one-third of the Merger Shares, or 5,166,667 shares (the "Escrow Shares") shall be deposited with the Escrow Agent designated in the Escrow Agreement which Escrow Shares shall be subject to the Escrow Agreement and which shall be released to the Company Shareholders by 5:00 p.m. on January 15, 2001 (the "Release Date"); provided that if the Surviving Corporation's gross revenues for calendar year 2000 shall be less than $8 Million, then the number of Escrow Shares released to the Company Shareholders on the Release Date shall be reduced by the same percentage by which the actual gross sales of the Surviving Corporation fell short of $8 Million; provided, further, that if the Surviving Corporation's gross revenues for calendar year 2000 exceed $10 Million, then in addition to releasing to the Company Shareholders all of the Escrow Shares, Acquiror shall issue to the Company Shareholders, on the Release Date, additional shares of Acquiror's common stock (the "Additional Shares") so that the total number of shares of Acquiror's common stock received by the Company Shareholders as Merger Consideration (i.e. 15.5 million shares) is increased by the same percentage by which actual gross revenues of the Surviving Corporation exceeded $10 Million Dollars. For illustration purposes only, if the Surviving Corporation's gross revenues for calendar year 2000 are (i) $7,000,000, then the shortfall in revenues is 12.5% and the number of Escrow Shares released to the Company Shareholders on the Release Date would be reduced by 12.5%; or (ii) $12,000,000, then the increase in revenues would be 20% and the number of Merger Shares would be increased by 20% , so the Additional Shares would equal 3,100,000 shares.

     Notwithstanding the foregoing, in the event that, prior to the Release Date, substantially all of the business of the Company is sold in a transaction or series of related transaction to a party unaffiliated with Acquiror, whether pursuant to an asset sale, stock sale, merger or otherwise (a "Company Sale"), then immediately upon effectiveness of the Company Sale, the Escrow Shares shall be released to the Company Shareholders. Additionally, if as of the effectiveness of the Company Sale, the annualized gross revenues for the Company exceed $10 million, then Acquiror shall also issue Additional Shares to the Company Shareholders, calculated as set forth above.

2.3 Make Whole Shares. Acquiror agrees to guarantee a $0.50 per share stock value of the Closing Shares, the Escrow Shares and the Additional Shares. The stock price will be determined based on the average of the low and high bid prices for Acquiror's common stock quoted for the last ten trading days prior to three business days prior to the effectiveness of a registration covering the subject shares as provided in the Registration Rights described below (the "Effective Date"). In connection therewith, Acquiror agrees to subtract the stock price, calculated as set forth above, from $0.50 and, on the Effective Date, issue to the Company Shareholders shares of Acquiror's common stock with a fair market value equal to the aggregate amount of such shortfall (the "Make Whole Shares"). By way of illustration, if the Closing Shares, the Escrow Shares and the Additional Shares total 20 million shares, but the fair market value as determined on effective date is only $0.30 per share, then Acquiror would have to issue to the Company Shareholders an amount of Make Whole Shares with a fair market value equal to $4,000,000 (20 million X $0.20), or 13,333,333 shares ($4 million/$0.30 ).

2.4 Registration of Acquiror Shares. Acquiror hereby grants to the Company Shareholders those Registration Rights set forth in Exhibit C attached hereto regarding the Closing Shares, the Escrow Shares, the Additional Shares and the Make Whole Shares (collectively, the "Acquiror Shares")

2.5  YesRx.com Option Package.  In addition to the consideration set forth in
Section 2.1 hereof, Acquiror agrees to offer to the Company Shareholders the right to acquire, in the aggregate no less than 5% of the outstanding capital stock of YesRx.com, on a fully-diluted basis, if and when Acquiror spins off the business of YesRx.com, with a per share exercise price not to exceed 70% of the lower of either (i) the per share "strike price" for YesRx.com shares upon the effectiveness of an initial public offering of its stock, and (ii) the fair market value of YesRx.com shares on the date of exercise of the option.

2.6 Board of Directors. For so long as the Company Shareholders own at least 50% of the Acquiror's Shares issued to them pursuant to the Merger, the Company Shareholders shall have the right to elect one director to the Board of Directors of Acquiror.

                                   ARTICLE 3.
                           CERTAIN EFFECTS OF MERGER

3.1 Certain Effects of the Merger. As and after the Effective Time, the Merger shall have the effects set forth in Section 1107 of the California Corporations Code, including (without limitation) that the Surviving Corporation, which shall be wholly-owned by Acquiror, will succeed, without other transfer, to all the rights, and property of the Constituent Corporations and shall be subject to all the debts and liabilities of each of the Constituent Corporations as if the Surviving Corporation had itself incurred them.

3.2  Deliveries at Effective Time.

(a)  By Acquiror.  At the Effective Time, the Acquiror shall deliver to:

(i) the Company Shareholders, the (1) certificates representing the Closing Shares issued in the names of the Company Shareholders in accordance with the Percentages, (2) the Escrow Agreement, executed by Acquiror, (3) the Acquiror's Bring Down Certificate (defined below), (4) the Newco Bring Down Certificate; (5) Acquiror Secretary Certificate, (6) the Newco Secretary Certificate; (7) Acquiror Good Standing Certificates; and (8) Newco Good Standing Certificates.

(ii) Escrow Agent, the (1) Balance Payment, in cash (2) certificates representing Escrow Shares, issued in the names of Company Shareholders in accordance with the Percentages; and (3) the Escrow Agreement executed by Acquiror.

(iii) Joel Rubenstein, an employment agreement in the form of Exhibit "D" attached hereto (the "Employment Agreement").

(b) By the Sellers. At the Effective Time, the Company Shareholders shall deliver to:

(i) the Acquiror, (1) certificates representing the Company Shares, (2) the Escrow Agreement, executed by the Company Shareholders, (3) the Company Bring Down Certificate, and (4) the Company Good Standing Certificates.

(ii) Escrow Agent, the Escrow Agreement executed by the Company Shareholders.

                                   ARTICLE 4.
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                          AND THE COMPANY SHAREHOLDERS

Except as disclosed in the Disclosure Schedule attached hereto as Exhibit E, the Company and each of the Company Shareholders represent and warrant to Acquiror as follows:

4.1  Organization and Capitalization of the Company.  Except as set forth in
Section 4.1 of the Disclosure Schedule, the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with full power and authority and all necessary governmental and regulatory licenses, permits and authorizations to carry on the businesses in which it is engaged, to own the properties that it owns currently and to perform its obligations under this Agreement, is duly qualified or licensed to do business and is in good standing as a foreign corporation in all other states or jurisdictions where the conduct of such business requires such qualification and where the failure to be so qualified or licensed would have a material adverse effect on the business of the Company. The authorized capital stock of the Company consists of 20,000 shares of common stock, no par value, 10,000 shares of which are validly issued and outstanding and are owned, beneficially and of record, by the Company Shareholders in the respective amounts set forth on Exhibit A.

4.2  Authorization of Agreement.

(a) Such Company Shareholder has all requisite power and authority to execute and deliver this Agreement and to perform such company Shareholder's obligations hereunder. The execution and delivery by such Company Shareholder of this Agreement and the performance by such Company Shareholder of such Company Shareholder's obligations hereunder will not violate any of the Company's charter documents or bylaws or any order, writ, injunction, decree, statute, law, rule or regulations applicable to the Company or such Company Shareholder or any of the Company's or such Company Shareholder's properties or assets, or be in conflict with, result in a breach of or constitute a default under any note, bond, indenture, mortgage, lease, license, franchise agreement or other agreement, instrument or obligation to which the Company or such Company Shareholder is a party, or result in the creation or imposition of any lien, charge or encumbrance of any kind or nature whatsoever upon any the Company's or such Company Shareholder's properties or assets. This Agreement and each and every agreement, document, exhibit and instrument to be executed, delivered and performed by such Company Shareholder in connection herewith constitutes the valid and legally binding obligations of such Company Shareholder enforceable against such Company Shareholder, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally.

(b) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform the Company's obligations hereunder. The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder will not violate any of the Company's charter documents or bylaws or any order, writ, injunction, decree, statute, law, rule or regulations applicable to the Company or any of the Company's properties or assets, or be in conflict with, result in a breach of or constitute a default under any note, bond, indenture, mortgage, lease, license, franchise agreement or other agreement, instrument or obligation to which the Company is a party, or result in the creation or imposition of any lien, charge or encumbrance of any kind or nature whatsoever upon any the Company's properties or assets. This Agreement and each and every agreement, document, exhibit and instrument to be executed, delivered and performed by the Company in connection herewith constitutes the valid and legally binding obligations of the Company enforceable against the Company, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally.


4.3 Consents. Except as set forth in Section 4.3 of the Disclosure Schedule, no consent of, approval by, order or authorization of, or registration, declaration or filing by the Company with any court or any governmental or regulatory agency or authority having jurisdiction over the Company or any of its property or assets is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, excluding any registration, declaration or filing the failure of which to effect would not have a material adverse effect on the financial condition of the Company or the operation of its business after the Closing.

4.4 No Default. The Company is not in default under any term or condition of any instrument evidencing, creating or securing any indebtedness of the Company, and there has been no default in any material obligation to be performed by the Company under any other contract, lease, agreement, commitment or undertaking to which it is a party or by which it or its assets or properties are bound, nor has the Company waived any material right under any such contract, lease, agreement, commitment or undertaking.

4.5 No Brokerage Commission. Except as set forth in Section 4.5 of the Disclosure Schedule, no broker or finder has acted for the Company in connection with this Agreement or the transactions contemplated hereby, and no person is entitled to any brokerage or finder's fee or compensation in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Company.

4.6 Litigation. No litigation is pending, or, to such Company Shareholder's knowledge, threatened, against the Company or its assets or properties that seeks to restrain or enjoin the execution and delivery of this Agreement or any of the documents referred to herein or the consummation of any of the transactions contemplated hereby or thereby. The Company is not subject to any judicial injunction or mandate or any quasi[]judicial or administrative order or restriction directed to or against it or that would affect the its business. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against the Company or any of its assets or properties.

4.7 Disclosure. No representation or warranty of the Company or such Company Shareholder contained in this Agreement (including the exhibits hereto) contains any untrue statement or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 5.
            REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND NEWCO

Acquiror and Newco jointly and severally represent and warrant to the Company and the Company Shareholders as follows:


5.1 Corporation Organization. Each of Acquiror and Newco is a corporation duly organized, validly existing and in good standing, in the case of Acquiror, under the laws of the State of Delaware, and in the case of Newco, under the laws of the State of California. Newco has not engaged in any business nor has it incurred any liabilities or obligations since it was incorporated other than relating to this Agreement and the transactions contemplated hereby. Acquiror has full power and authority and all necessary governmental and regulatory licenses, permits and authorizations to carry on the businesses in which it is engaged, to own the properties that it owns currently and to perform its obligations under this Agreement, is duly qualified or licensed to do business and is in good standing as a foreign corporation in all other states or jurisdictions where the conduct of such business requires such qualification and where the failure to be so qualified or licensed would have a material adverse effect on the business of the Acquiror.

5.2 Authorization of Agreement. Each of Acquiror and Newco has all requisite corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery of this Agreement by each of Acquiror and Newco and the performance of their respective obligations hereunder (a) have been duly and validly authorized by all requisite corporate action and (b) will not violate their respective charter or bylaws or any order, writ, injunction, decree, statute, rule or regulations applicable to either of Acquiror or Newco or any of their respective properties or assets, or be in conflict with, result in a breach of or constitute a default under any note, bond, indenture, mortgage, lease, license, franchise agreement or other agreement, instrument or obligation, or result in the creation or imposition of any lien, charge or encumbrance of any kind or nature whatsoever upon any of the properties or assets of Acquiror. This Agreement and each and every agreement, document, exhibit and instrument to be executed, delivered and performed by the Acquiror and/or Newco in connection herewith constitute the valid and legally binding obligations of the Acquiror and/or Newco, respectively, enforceable against each in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally.

5.3  Capitalization.

(a) The authorized capital stock of Acquiror consists of 400,000,000 shares of Common Stock, approximately 80,000,000 of which are issued and outstanding. All of the Acquiror Shares to be issued to the Company Shareholders pursuant to this Agreement have been duly authorized and, upon issuance at Closing, will be validly issued, fully paid and non-assessable.

(b) The authorized capital stock of Newco consists of 20,000 shares of common stock, all of which are issued, outstanding and owned, beneficially and of record, by Acquiror.


5.4 SEC Reports. Acquiror is a "reporting issuer" and has a class of securities registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Acquiror has made all filings with the Securities and Exchange Commission ("SEC") that it has been required to make under the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act (the SEC Filings"). None of the reports contained in such SEC Filings, as of their respective dates, (or if amended or superseded by subsequent filings, on the dates of such filings), contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not materially misleading. The financial statements of the Acquiror contained in such SEC Filings and reports were prepared in accordance with GAAP consistently applied through the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and present fairly the financial condition of the Acquiror as of the indicated dates and the results of operations of Acquiror for the indicated periods are correct and complete in all material respects. Since the date of the Acquiror's most recent SEC Filing (i) no event has occurred for which Acquiror is required to file a Form 8-K but which it has not so filed and (ii) there has been no material adverse change in the business, financial condition or results of operation of Acquiror which was not disclosed in such SEC Filings or in press releases disseminated to major news wires.

5.5 Consents. No consent of, approval by, order or authorization of, or registration, declaration or filing by the Acquiror or Newco with any court or any governmental or regulatory agency or authority having jurisdiction over the Acquiror, Newco or any of their respective property or assets is required on the part of the Acquiror or Newco in connection with the consummation of the transactions contemplated by this Agreement, excluding any registration, declaration or filing the failure of which to effect would not have a material adverse effect on the Acquiror, Newco or the Acquiror Shares

5.6 Litigation. No litigation is pending, or, to Acquiror's knowledge, threatened, against Acquiror, or its assets or properties that seeks to restrain or enjoin the execution and delivery of this Agreement or any of the documents referred to herein or the consummation of any of the transactions contemplated hereby or thereby. The Acquiror is not subject to any judicial injunction or mandate or any quasi[]judicial or administrative order or restriction directed to or against it or that would affect the business of Acquiror. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against Acquiror or any of its assets or properties.

5.7 Brokerage Commission. No broker or finder has acted for the Acquiror in connection with this Agreement or the transactions contemplated hereby, and no person is entitled to any brokerage or finder's fee or compensation in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Acquiror.

5.8 Disclosure. No representation or warranty of Acquiror contained in this Agreement (including the exhibits hereto) contains any untrue statement or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 6.
                             CONDITIONS TO CLOSING


6.1 Conditions to the Obligations of Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction, on or before the Effective Time Closing Date, of each and every one of the following conditions, unless waived, in whole or in part, by the Company for purposes of consummating such transaction.

(a) The representations and warranties of Acquiror and Newco set forth in this Agreement shall be true and correct in all material respects at the Effective Time;

(b) Acquiror and Newco shall have performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be performed or complied with on or prior to the Effective Time;

(c) The Company shall have received a certificate, dated the Effective Time and signed by the President of the Acquiror to the effect set forth in Section 6.1(a) and 6.1(b) for the purpose of verifying the accuracy of such representations and warranties as of the Effective Time and the performance and satisfaction of such covenants and conditions ("Acquiror's Bring Down Certificate");

(d) The Seller shall have received each of the following, dated as of the Effective Time:

(i) A certificate executed by the Secretary of Acquiror (the Acquiror's Secretary Certificate") certifying, as of the Effective Time, (1) a true and complete copy of the certificate of incorporation and all amendments thereto of Acquiror certified as of a recent date by the Secretary of State of the State of Delaware, (2) a true and complete copy of the resolutions of the board of directors of Acquiror authorizing the execution, delivery and performance of this Agreement by Acquiror and the consummation of the transactions contemplated hereby, and (3) incumbency matters; and

(ii) A certificate executed by the Secretary of Newco (the Newco Secretary Certificate") certifying, as of the Effective Time, (1) a true and complete copy of the certificate of incorporation and all amendments thereto of Newco certified as of a recent date by the Secretary of State of the State of California, (2) a true and complete copy of the resolutions of the board of directors of Newco authorizing the execution, delivery and performance of this Agreement by Newco and the consummation of the transactions contemplated hereby, and (3) incumbency matters; and

(iii) A certificate of the Secretary of State of the State of Delaware as to the existence and good standing of the Acquiror and certificates of the appropriate governmental authorities of each state in which Acquiror is qualified or authorized to transact business as to the good standing and qualification or authorization of Acquiror (the "Acquiror Good Standing Certificates"); and

(iv) A certificate of the Secretary of State of the State of California as to the existence and good standing of the Newco and certificates of the appropriate governmental authorities of each state in which Newco is qualified or authorized to transact business as to the good standing and qualification or authorization of Newco (the "Newco Good Standing Certificates")

(e) No action, suit or proceeding by or before any court or any governmental or regulatory authority shall have been commenced and no investigation by any governmental or regulatory authority shall have been commenced seeking to restrain, prevent or challenge the transactions contemplated hereby or seeking judgments against Acquiror.

6.2 Conditions to the Obligations of Acquiror. The obligations of the Acquiror to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Effective Time, of each and every one of the following conditions, unless waived, in whole or in part, by Acquiror for purposes of consummating such transaction.

(a) The representations and warranties of the Company and the Company Shareholders set forth herein shall be true and correct in all material respects on the Effective Time with the same force and effect as if they had been made on the Effective Time;

(b) The Company shall have performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be performed or complied with by the Company on or prior to the Effective Time;

(c) The Acquiror shall have received a certificate, dated the Effective Time and signed by the president of the Company to the effect set forth in
     Section 6.2(a) and 6.2(b)
     for the purpose of verifying the accuracy of such representations and warranties as of the Effective Time and the performance and satisfaction of such covenants and conditions (the "Company Bring Down Certificate");

(d) Acquiror shall have received a certificate of the Secretary of State of California as to the existence and good standing of the Company dated within 30 days of the Effective Time and certificates of the appropriate governmental authorities of each state in which the Company is qualified or authorized to transact business as to the good standing and qualification or authorization of the Company each dated within 30 days of the Effective Time (collectively, the "Company Good Standing Certificates").

(e) No action, suit or proceeding by or before any court or any governmental or regulatory authority shall have been commenced and no investigation by any governmental or regulatory authority shall have been commenced seeking to restrain, prevent or challenge the transactions contemplated hereby or seeking judgments against the Company.

                                   ARTICLE 7.
                                INDEMNIFICATION


7.1 Survival of Representations, Etc.. The representations and warranties of the Company Shareholders and the Acquiror shall survive for a period of twelve months following the Effective Time; provided, however, that the representations and warranties contained in Section 5.4 hereof shall survive the Effective Time indefinitely.

7.2 Indemnification by the Company Shareholders. Each Company Shareholder agrees to and shall indemnify, defend (with legal counsel reasonably acceptable to Acquiror), and hold harmless Acquiror, its officers, directors, shareholders, employees, agents, affiliates, and assigns (the "Acquiror Affiliates") from and against and in respect of, any liability, claim, deficiency, loss, damage, penalty or injury, and all reasonable costs and expenses (including reasonable attorneys' fees and costs of any suit related thereto) (collectively, "Damages") suffered or incurred by Acquiror or any Acquiror Affiliate arising from (a) any breach of any representation or warranty made by the Company or such Company Shareholder in this Agreement, or any exhibit or schedule, certificate, or other instrument furnished or to be furnished by the Company hereunder; and (b) any breach of any covenant or agreement made by the Company or such Company Shareholder under this Agreement.

7.3 Indemnification by the Acquiror. The Acquiror agrees to and shall indemnify, defend (with legal counsel reasonably acceptable to the Company Shareholders) and hold harmless each Company Shareholder, and such Company Shareholder's spouse, heirs, legatees and assigns (the "Shareholder Affiliates") from and against, and in respect of any Damages suffered or incurred by such Company Shareholder or any Shareholder Affiliate, arising from (a) any breach of any representation or warranty made by Acquiror in this Agreement or any exhibit or schedule, certificate, or other agreement or instrument furnished or to be furnished by Acquiror hereunder; and (b) any breach of any covenant or agreement made by Acquiror under this Agreement.


7.4 Defense of Claims. If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event not less than fifteen (15) days prior to any hearing date or other date by which action must be taken); provided that the failure of any indemnified party to give timely notice shall not affect rights to indemnification hereunder except to the extent that the indemnifying party demonstrates actual damage caused by such failure. After such notice, if the indemnifying party shall acknowledge in writing to such indemnified party that this Agreement applies with respect to such lawsuit or action, then the indemnifying party shall be entitled, if it so elects, to take control of the defense and investigation of such lawsuit or action and to employ and engage attorneys of its own choice to handle and defend the same, at the indemnifying party's cost, risk and expense; and such indemnified party shall cooperate in all reasonable respects, at its cost, risk and expense, with the indemnifying party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in such investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any proceeding in respect of which any indemnified party is a party and indemnity has been sought hereunder unless such settlement of a claim, investigation, suit, or other proceeding only involves a remedy for the payment of money by the indemnifying party and includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

7.5 Default of Indemnification Obligation. If an entity or individual having an indemnification, defense and hold harmless obligation, as above provided, shall fail to assume such obligation, then the party or entities or both, as the case may be, to whom such indemnification, defense and hold harmless obligation is due shall have the right, but not the obligation, to assume and maintain such defense (including reasonable counsel fees and costs of any suit related thereto) and to make any settlement or pay any judgment or verdict as the individual or entities deem necessary or appropriate in such individual's or entities' absolute sole discretion and to charge the cost of any such settlement, payment, expense and costs, including reasonable attorneys' fees, to the entity or individual that had the obligation to provide such indemnification, defense and hold harmless obligation and same shall constitute an additional obligation of the entity or of the individual or both, as the case may be.

7.6  Limitation on Indemnity.

(a) The indemnification obligations of the Company Shareholders and the Acquiror with respect to any breach of any representations or warranties pursuant to Sections 7.2(a) and 7.3(a), respectively, shall be limited to claims for indemnity made prior to the last date of survival thereof as set forth in Section 7.1. The indemnification obligation of the Company Shareholders and the Acquiror with respect to any breach of any covenant, agreement or other obligations pursuant to Sections 7.2(b) and 7.3(b), respectively, shall survive indefinitely subject to the terms of this Agreement.

(b) Notwithstanding anything herein to the contrary, the maximum amount of Damages for which the Company Shareholders shall be liable, in the aggregate, pursuant to Section 7.2 hereof shall be an amount equal to the $1 Million plus the fair market value of the Acquiror Shares at the time the Company Shareholders become liable for such indemnification.

(c) Absent a showing of fraud, the rights and remedies provided in this Article 7 shall be the exclusive rights and remedies of an indemnified party as to any Damages incurred by such indemnified party.

                                   ARTICLE 8.
                                  TERMINATION

8.1 Termination Events. This Agreement may, by notice given prior to or at the Effective Time, be terminated:

(a) by the Company, if any of the conditions in Section 6.1 hereof have not been satisfied immediately prior to the Effective Time or if satisfaction of such condition is or becomes impossible (other than through the failure of the Company to comply with its obligations under this Agreement) and the Company has not expressly waived such condition in writing on or before the Effective Time.

(b) by Acquiror, if any of the conditions in Section 6.2 hereof have not been satisfied immediately prior to the Effective Time or if satisfaction of such condition is or becomes impossible (other than through the failure of the Acquiror to comply with its obligations under this Agreement) and the Acquiror has not expressly waived such condition in writing on or before the Effective Time.

(c)  by mutual consent of the Acquiror and the Company; or

(d) by either the Company or the Acquiror if the Effective Time has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligation sunder this Agreement) on or before June 1, 2000, or such later date as the parties may agree upon in writing.

8.2 Effect of Termination. In the event, and upon the effectiveness, of termination of this Agreement as provided under Section 8.1 hereof, this Agreement shall become null and void and have no further force or effect, without any liability on the part of any party hereto, other than liability for any intentional and willful breach of this Agreement occurring prior to such termination.

                                   ARTICLE 9.
                                 MISCELLANEOUS

9.1 Notices. All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made if actually delivered or sent by electronic fax or overnight commercial courier or registered or certified mail, postage prepaid, addressed to the party being notified as set forth below. All such notices and communications shall be deemed to have been received (i) on the date of delivery; (ii) conformed facsimile transmission; (iii) one day after delivery to an overnight commercial courier; or (iv) on the third business day after the mailing thereof. Any party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made. Notices to the parties hereto shall be made at the addresses set forth below:

                            (a)  If to the Company,

                              Mr. Joel Rubenstein
                           c/o Classic Care Pharmacy
                                 1428 Robertson
                             Los Angeles, CA 90046


                              (b)  If to Acquiror,

                              Mr. Steven Westlund
                        c/o Kaire Holdings Incorporated
                              7348 Bellaire Avenue
                           North Hollywood, CA 91605
                              Fax: (818) 255-4997

9.2 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties; except that Acquiror may, without such consent, assign all of its rights (but not its obligations) under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to benefit of the parties hereto and their respective successors and assigns.

9.3 Counterparts and Facsimiles. This Agreement may be executed in multiple counterparts and in any number of counterparts, each of which shall be deemed an original but all of which taken together shall constitute and be deemed to be one and the same instrument and each of which shall be considered and deemed an original for all purposes. This Agreement shall be effective with the facsimile signature of any of the parties set forth below and the facsimile signature shall be deemed as an original signature for all purposes and the Agreement shall be deemed as an original for all purposes.

9.4 Section Headings. The section headings contained in this Agreement are for convenient reference only and shall not in any way affect the meaning or interpretation of this Agreement.

9.5 Entire Agreement; Amendment. This Agreement, the documents to be executed hereunder and the exhibits attached hereto constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof, and there are no warranties, representations or other agreements among the parties in connection with the subject matter hereof except as specifically set forth herein or in documents delivered pursuant hereto. No supplement, amendment, alteration, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto. All of the exhibits referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement.

9.6 Public Announcements. The parties hereto agree that prior to making any public announcement or statement with respect to the transactions contemplated by this Agreement, the party desiring to make such public announcement or statement shall consult with the other parties hereto and the parties shall exercise their best efforts to (i) agree upon the text of a joint public announcement or statement to be made by all of such parties or (ii) obtain approval of the other parties hereto to the text of a public announcement or statement to be made solely by the party desiring to make such public announcement; provided, however, that if any party hereto is required by law to make such public announcement or statement, then such announcement or statement may be made without the approval of the other parties.

9.7 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

9.8 Waiver. No waiver by any party of any default or non-performance shall be deemed a waiver of any subsequent default or non-performance, and no waiver of any kind shall be effective unless set forth in writing and signed by the party against whom such waiver is to be charged.

9.9 Further Assurances. Each party covenants that at any time, and from time to time, after the Effective Time, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

9.10 Exhibits Not Attached. Any exhibits not attached hereto on the date of execution of this Agreement shall be deemed to be and shall become a part of this Agreement as if executed on the date hereof upon each of the parties initialing and dating each such exhibit, upon their respective acceptance of its terms, conditions and/or form.

9.11 Expenses. All expenses incurred by the parties hereto in connection with or related to the authorization, preparation and execution of this Agreement and the Closing of the transactions contemplated hereby, shall be borne solely and entirely by the party that has incurred the same.

9.12 Gender. All personal pronouns used in this Agreement shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural, and vice versa, whenever appropriate.

9.13 Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, except for the laws governing the effectuation of the Merger hereunder which shall be governed by the California Corporations Code.


                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed effective as of the day and year first above written.

COMPANY SHAREHOLDERS                                ACQUIROR

Kaire Holdings, Incorporated
____________________________
Steven Oscherowit
                                                    By:_____________________
Print:  _____________________________
Title:  _____________________________

_____________________________________
Sarit Rubenstein
                                                    NEWCO

Kaire Holdings Acquisition Corp.

By:   ________________________________
Print:  ______________________________
COMPANY                                             Title: _________________

CLASSIC CARE, INC.

By:  _________________________________
Sarit Rubenstein, President

                                   EXHIBIT A


Shareholder                    No. of Company Shares      Percentages

Steven Osherowitz                       6700                  67%

Sarit Rubenstein                        3300                  33%

TOTAL                                 10,000                 100%